Exhibit 99.2

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Balance Sheets

($US thousands) (Unaudited)	As at September 30, 2022	As at December 31, 2021
ASSETS
Cash and cash equivalents	$82,703	$40,672
Amounts receivable and prepayments (Note 5)	10,947	7,024
Prepaid gold interest (Note 4a)	5,015	-
Investments (Note 7)	4,757	13,672
Income tax receivable	614	-
Loans receivable (Note 6)	-	9,688
Inventory	-	1,372
Current assets	104,036	72,428

Mineral interests (Note 8)	1,202,992	1,225,233
Loans receivable (Note 6)	10,868	-
Other assets (Note 9)	5,031	3,151
Deferred income tax	2,572	2,597
Non-current assets	1,221,463	1,230,981

TOTAL ASSETS	$1,325,499	$1,303,409

LIABILITIES AND EQUITY
Liabilities
Amounts payable and other liabilities	$5,974	$3,866
Lease obligation - current	270	270
Income tax payable	-	334
Current liabilities	6,244	4,470

Lease obligation - non current	1,676	857
Deferred income tax	3,339	2,434
Other non-current liabilities	2,180	1,026
Non-current liabilities	7,195	4,317

Shareholders' equity
Share capital (Note 14)	1,251,653	1,253,013
Retained earnings	56,575	40,298
Other	3,832	1,311
	1,312,060	1,294,622

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,325,499	$1,303,409

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Income

	For the three months ended September 30		For the nine months ended September 30
($US thousands, except per share information) (Unaudited)	2022	2021	2022	2021
Revenue (Note 15)	$33,754	$37,126	$107,999	$113,431

Cost of sales
Cost of sales excluding depletion	3,217	3,444	9,972	10,213
Depletion	10,817	13,502	35,481	40,616
Gross profit	19,720	20,180	62,546	62,602

General administration costs (Note 11)	3,627	4,039	11,084	8,035
Business development costs (Note 11)	694	114	1,932	443
Sustainability initiatives	255	80	638	434
IPO readiness costs	-	-	-	670
Operating income	15,144	15,947	48,892	53,020

Gain on disposition of mineral interests (Note 4e)	-	-	2,099	-
Decrease in fair value of investments (Note 7)	(522)	(8,945)	(5,014)	(10,846)
Finance costs, net	(262)	(494)	(1,241)	(5,071)
Increase in fair value of prepaid gold interest (Note 4a)	215	-	215	-
Loss on derivatives	-	-	-	(297)
Foreign currency translation loss	(136)	(46)	(289)	(24)
Other (expenses) income	(705)	(9,485)	(4,230)	(16,238)

Earnings before income taxes	14,439	6,462	44,662	36,782
Income tax expense	(1,624)	(1,334)	(5,036)	(4,636)
Net earnings	$12,815	$5,128	$39,626	$32,146

Earnings per share (Note 13)
Basic	$0.08	$0.03	$0.25	$0.22
Diluted	$0.08	$0.03	$0.25	$0.22

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Comprehensive Income

	For the three months ended September 30		For the nine months ended September 30
($US thousands) (Unaudited)	2022	2021	2022	2021
Net earnings	$12,815	$5,128	$39,626	$32,146
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Unrealized gain (loss) on derivative designated as cash flow hedge	-	-	-	34
Unrealized tax (expense) recovery on derivative designated as cash flow hedge	-	-	-	(9)
Realized loss on derivative designated as cash flow hedge	-	-	-	297
Realized tax (recovery) on derivative designated as cash flow hedge	-	-	-	(79)
Total other comprehensive income	-	-	-	243
Total comprehensive income	$12,815	$5,128	$39,626	$32,389

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Cash Flows

	For the three months ended September 30		For the nine months ended September 30
($US thousands) (Unaudited)	2022	2021	2022	2021
Operating activities
Net earnings	$12,815	$5,128	$39,626	$32,146
Adjustments for the following items:
Depletion of mineral interests	10,817	13,502	35,481	40,616
Amortization (Note 11)	93	100	282	299
Gain on disposition of mineral interests (Note 4e)	-	-	(2,099)	-
Increase in fair value of prepaid gold interest (Note 4a)	(215)	-	(215)	-
Decrease in fair value of investments (Note 7)	522	8,945	5,014	10,846
Stock option expense	784	562	2,521	749
Income tax expense	1,624	1,334	5,036	4,636
Finance and other costs	998	743	2,752	5,565
Operating cash flow before working capital and taxes	27,438	30,314	88,398	94,857
Income taxes paid	(1,568)	(1,958)	(5,053)	(4,264)
Change in working capital	(514)	1,099	(1,690)	425
Operating cash flow	25,356	29,455	81,655	91,018

Investing activities
Acquisition of mineral interests	-	(71)	(14,562)	(46,248)
Proceeds on disposition of mineral interests (Note 4e)	-	-	4,500	-
Proceeds on sale of investments	-	643	6,258	3,413
Acquisition of investments	-	-	(2,357)	-
Acquisition of prepaid gold interest (Note 4a)	(4,800)	-	(4,800)	-
Net cash used in investing activities	(4,800)	572	(10,961)	(42,835)

Financing activities
Proceeds from long-term debt	-	-	-	44,000
Repayments of long-term debt	-	(7,000)	-	(319,000)
Proceeds from share issuance	-	-	-	245,115
Normal course issuer bid purchase of common shares (Note 14)	(1,759)	-	(2,090)	-
Dividends paid (Note 14)	(7,797)	(7,419)	(22,619)	(7,419)
Repayments and interest on lease obligation	(97)	(86)	(263)	(254)
Payments of interest on long-term debt	(536)	(516)	(1,518)	(4,553)
Debt issue costs and other	(1,844)	-	(1,844)	-
Net cash used in financing activities	(12,033)	(15,021)	(28,334)	(42,111)
Effect of exchange rate changes on cash and cash equivalents	(251)	(20)	(329)	(4)
Increase in cash and cash equivalents during the period	8,272	14,986	42,031	6,068
Cash and cash equivalents at beginning of the period	74,431	11,719	40,672	20,637
Cash and cash equivalents at end of the period	$82,703	$26,705	$82,703	$26,705

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Changes in Equity

($US thousands, except share information) (Unaudited)	Common Shares	Share Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Other	Total
At January 1, 2021	135,903,392	$1,009,151	$10,035	$(243)	$-	$1,018,943

Issuance of shares	20,289,323	245,115	-	-	-	245,115
Stock-based compensation	-	-	-	-	749	749
Net earnings	-	-	32,146	-	-	32,146
Dividends paid	-	-	(7,419)	-	-	(7,419)
Other comprehensive income	-	-	-	243	-	243

Balance at September 30, 2021	156,192,715	$1,254,266	$34,762	$-	$749	$1,289,777

At January 1, 2022	156,036,737	$1,253,013	$40,298	$-	$1,311	$1,294,622

Normal course issuer bid purchase of common shares	(178,004)	(1,360)	(730)	-	-	(2,090)
Stock-based compensation	-	-	-	-	2,521	2,521
Net earnings	-	-	39,626	-	-	39,626
Dividends	-	-	(22,619)	-	-	(22,619)

Balance at September 30, 2022	155,858,733	$1,251,653	$56,575	$-	$3,832	$1,312,060

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

1. Nature of operations

Triple Flag Precious Metals Corp. (“TF Precious Metals”) was incorporated on October 10, 2019 under the Canada Business Corporations Act. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The condensed interim consolidated financial statements of TF Precious Metals for the three and nine months ended September 30, 2022 and 2021 comprise TF Precious Metals and its wholly owned subsidiaries (together, the “Company” or “Triple Flag”).

The Company is a gold-focused streaming and royalty company. Its revenues are generated from a diversified portfolio of properties in Australia, Canada, Colombia, Mongolia, Peru, South Africa and the United States.

2. Basis of presentation

These condensed interim consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with TF Precious Metals’ most recently issued audited financial statements for the years ended December 31, 2021 and 2020 (“2021 Annual Financial Statements”), which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 3 to the 2021 Annual Financial Statements and have been consistently applied in the preparation of these condensed interim consolidated financial statements. Certain comparative figures have been reclassified to conform to current year presentation. There were no new accounting standards effective January 1, 2022 that were applicable to the Company as at September 30, 2022. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals on November 7, 2022.

3. Critical accounting estimates and judgments

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2021 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these condensed interim consolidated financial statements, please refer to Note 4 to the 2021 Annual Financial Statements.

COVID-19 Pandemic

The coronavirus (‘‘COVID-19’’) was characterized as a global pandemic by the World Health Organization on March 11, 2020, and developed rapidly, with a significant number of cases. Several operating and development projects in the mining industry were impacted and continue to be impacted due to the COVID-19 pandemic, and the duration and full financial impact of COVID-19 are not known at this time.

As at September 30, 2022, no mines or development projects in which the Company holds streams or royalties had suspended operations due to COVID-19. We continue to monitor the impact of the COVID-19 pandemic and the emergence of any variation of the virus.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

The Company delivered $81,655 in operating cash flow for the nine months ended September 30, 2022. At September 30, 2022, the Company had $82,703 in cash and $700,000 available for drawing under the Credit Facility (including the accordion), providing the Company with sufficient liquidity to manage through this period of uncertainty.

Management exercised judgment in determining the impact of COVID-19 on the Company’s consolidated financial statements, including with respect to financial risks, liquidity, the assessment of going concern, life of mine estimates, impairment triggers and carrying values of the Company’s mineral interests and amounts receivable (largely, royalties receivable). Management concluded that there was no material impact from COVID-19 on its financial results at this time.

Impairment

As at September 30, 2022, the Company identified an indicator of impairment for the Beaufor mineral interest. As a result, the Company performed an impairment assessment, and concluded there is no impairment or reversal of impairment required.

4. Key Developments

a.	Steppe Gold Prepaid Gold Interest

On September 26, 2022, the Company entered into an agreement with Steppe Gold Ltd. (“Steppe Gold”) to acquire a prepaid gold interest (“Steppe Gold Prepaid Gold Interest”). Under the terms of the agreement, the Company made a cash payment of $4,800 to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold that will be delivered by Steppe Gold within the next eight months. First delivery under the arrangement is expected to take place before the end of the year.

The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss (“FVTPL”) and fair value is calculated based on the London Bullion Market Association (“LBMA”) PM fix on the last trading day of the quarter. For the three and nine months ended September 30, 2022, the Company recognized income of $215 as a result of changes in fair value of the prepaid gold interest ($nil for the three and nine months ended September 30, 2021).

b.	Credit Facility Amendment

On September 22, 2022, the Company extended the maturity of the $500,000 Credit Facility by three years, with a new maturity date of August 30, 2026, and increased the uncommitted accordion from $100,000 to $200,000, for a total availability of up to $700,000. Under the amendment, the London Inter-Bank Offered Rate (“LIBOR”) benchmark interest rate was replaced by the Secured Overnight Financing Rate (“SOFR”). All other significant terms of the Credit Facility remain unchanged. Transaction costs relating to the amendment of $1,844 were recorded in other assets on the effective date of the amendment.

c.	Stornoway Restructuring

On April 29, 2022, Stornoway Diamonds (Canada) Inc. (“Stornoway”), the Renard Streamers (including TF R&S Canada Limited, a subsidiary of Triple Flag) and the secured creditors of Stornoway (including TF R&S Canada Limited) completed amendments to the Renard stream and secured debt of Stornoway. Key components of the agreements are as follows:

•	The amounts outstanding under the Stornoway Working Capital Facility (the “Facility”) were fully repaid on April 29, 2022 (Stornoway repaid C$1,493 to Triple Flag);

•	The Facility remains available to be drawn by Stornoway up to an amount of C$20,000 in total (C$2,600 attributable to Triple Flag). The maturity date of the Facility has been extended to December 31, 2025;

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

•	Stream payments will be required in a given quarter provided:

-	Stornoway satisfies certain minimum cash thresholds, and

-	No amounts are outstanding under the Working Capital Facility;

•	In the event that Stornoway does not satisfy minimum cash thresholds at the end of a given quarter, the Renard Streamers will be required to resume reinvesting all or a portion of their net proceeds under the Renard stream into the Stornoway Bridge Financing Facility (the “Bridge”); and

•	The maturity date of the Bridge and other loans has been extended to December 31, 2025, subject to further extension of the maturity of the Bridge to December 2028 in certain events. Certain amounts outstanding under the Bridge are subject to early repayment at the end of each year to the extent that Stornoway then satisfies certain excess cash thresholds.

Stream payments resumed in the second quarter of 2022 as a result of Stornoway satisfying the minimum cash threshold and having no amounts outstanding under the Working Capital Facility.

d.	Acquisition of Sofia NSR Royalty

On March 7, 2022, the Company entered into a royalty purchase agreement with a third party to acquire a 1% net smelter returns (“NSR”) royalty over the Sofia Project (“Sofia”), located in Chile, for $5,000. The transaction closed on May 3, 2022. Concurrent with the royalty purchase agreement, the Company also acquired 2 million common shares of 2673502 Ontario Inc., a company with a 96% interest in AndeX Minerals, which in turn owns 100% of Sofia, for C$3,000 and received a right of first refusal over an additional 1% NSR royalty covering Sofia. Transaction costs incurred of $192 were capitalized.

e.	Talon Royalty Buydown

On February 15, 2022, Talon Nickel (USA) LLC (“Talon”) exercised its right to reduce the royalty rate under the Tamarack royalty agreement from 3.5% to 1.85% of Talon’s interest in the Tamarack Project in exchange for a payment of $4,500, resulting in a gain of $2,099. Triple Flag acquired its royalty on the Tamarack Project for $5,000 in March 2019.

f.	Beaufor Royalty

On February 4, 2022, the Company entered into a royalty purchase agreement with a third party to acquire a 2% NSR royalty (with a milestone-based stepdown to 1%) on the Beaufor mine for C$6,750. In connection with this transaction, the Company entered into a binding agreement with Monarch Mining Corporation (“Monarch”), the operator of the Beaufor mine, to provide Monarch with additional funding of C$4,500 in consideration for increasing the royalty rate to 2.75% and eliminating the stepdown. Both transactions were funded on February 14, 2022.

g.	Gunnison Stream Amendment

On December 22, 2021, the Company and Excelsior Mining Corp., including its subsidiaries (“Excelsior”), agreed to an amendment of the Stream Agreement between the Company and Excelsior, thereby helping facilitate certain transactions. Pursuant to the amendment, the Company and Excelsior agreed to remove Excelsior’s buydown option and concurrently agreed to re-price Triple Flag’s 3.5 million common share purchase warrants to C$0.54 per common share (from the prior exercise price of C$1.50 per common share). This amendment was reflected in our results for the year ended December 31, 2021.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

h.	Acquisition of Chilean Royalty Portfolio

On December 21, 2021, the Company entered into an agreement with Azufres Atacama SCM to acquire 2% NSR royalties on each of the Aster 2, Aster 3 and Helada properties that are proximal to Gold Fields Limited’s (“Gold Fields”) Salares Norte project in Chile for $4,900. These properties cover prospective exploration ground that Gold Fields has been exploring. The Salares Norte project is currently under construction with anticipated first production in 2023. The royalties include buydown provisions that would reduce the amount of each NSR royalty from 2% to 1%. The amount to be received by the Company if the buydown provisions are exercised would be $2,000 for the Aster 2 royalty and $4,000 for each of the Aster 3 and Helada royalties. The acquisition of the royalties has been recorded as mineral interests. Transaction costs incurred of $98 were capitalized.

i.	Normal Course Issuer Bid and Automatic Share Purchase Plan

In October 2021, the Company established a normal course issuer bid (“NCIB”). Under the NCIB, the Company could acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the Toronto Stock Exchange (“TSX”). Repurchases under the NCIB were authorized until October 13, 2022. Daily purchases were limited to 8,218 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 20, 2021 to October 5, 2021, being 32,872 common shares, except where purchases were made in accordance with the “block purchase exemption” of the TSX rules. All common shares that were repurchased by the Company under the NCIB were cancelled. For the three and nine months ended September 30, 2022, the Company had purchased 151,196 and 178,004 of its common shares under the NCIB, respectively, which have been cancelled (three months ended December 31, 2021: 155,978 shares).

In December 2021, in connection with the NCIB, the Company entered into an automatic share purchase plan (“ASPP”) with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of its common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, prior to entering into a blackout period, the Company may instruct the designated broker to make purchases under the NCIB in accordance with the terms of the ASPP. Such purchases will be made by the designated broker in its sole discretion based on parameters established by us prior to the blackout period in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP. The ASPP was implemented effective January 1, 2022.

j.	Dividend Reinvestment Plan

In October 2021, Triple Flag announced that it had implemented a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional and will not affect shareholders’ cash dividends, unless they elect to participate in the DRIP. At the Company’s discretion, reinvestment will be made by acquiring common shares from the open market or issuing shares from Treasury. The plan is effective for dividends declared by the Company, beginning with dividends declared November 2021.

k.	Initial Public Offering

TF Precious Metals closed its initial public offering (“IPO”) on May 26, 2021. TF Precious Metals sold an aggregate of 19,230,770 treasury common shares at an offering price of $13.00 per share. On June 29, 2021, the underwriters of the IPO exercised an over-allotment option granted to purchase a further 1,058,553 treasury common shares at the initial offering price of $13.00 per share. The common shares were listed on TSX in both Canadian and U.S. dollars under the symbols TSX: TFPM and TSX: TFPM.U, respectively. Total proceeds from the IPO, net of underwriter fees and various issue costs, were $245,115. On August 30, 2022, the Company commenced trading on the New York Stock Exchange under the symbol TFPM, the same symbol the Company’s common shares trade under in Canadian dollars on the TSX. The TFPM.U ticker symbol traded in United States dollars on the TSX was discontinued on September 16, 2022.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

l.	IAMGOLD Royalty Portfolio Purchase

On January 12, 2021, the Company entered into an agreement (the “IAMGOLD Agreement”) to purchase a royalty portfolio from IAMGOLD Corporation and certain of its subsidiaries (together, “IAMGOLD”). On March 26, 2021, the Company and IAMGOLD entered into an amendment agreement to the IAMGOLD Agreement pursuant to which the Company agreed to acquire a royalty portfolio consisting of 34 royalties on various exploration and development properties for an aggregate acquisition price of $45,667. The acquisition of 33 royalties for $35,667 closed effective March 26, 2021. The acquisition of the remaining royalty, Antofagasta’s Polo Sur project located in Chile, closed on April 16, 2021, following satisfaction of certain corporate actions in Chile. Transaction costs incurred of $393 were capitalized at the acquisition date.

5. Amounts receivable and prepayments

As at	September 30, 2022	December 31, 2021
Royalties receivable	$8,527	$6,313
Other receivables	417	-
Prepayments	1,858	637
Sales tax recoverable	145	74
Total amounts receivable and prepayments	$10,947	$7,024

Royalties receivable represent amounts that are generally collected within 45 days of quarter-end. Prepayments largely represent various insurance programs that are in place.

6. Loans receivable

As at	September 30, 2022	December 31, 2021
Bridge Financing - Stornoway Diamonds[1]	$10,868	$8,561
Working Capital Facility - Stornoway Diamonds[2]	-	1,127
Total loans receivable	$10,868	$9,688

[1]	Represents a receivable under a bridge financing facility provided by certain secured lenders, including the Company, in June 2019 to Stornoway and certain of its subsidiaries. The loan bears interest at 8.25% per annum, which is calculated and compounded monthly and is capitalized until repayment. The increase in the loan balance during the nine months ended September 30, 2022 represents additional funding and interest accrued on the loan. The loan has been extended to December 31, 2025 and has been reclassified to non-current. Refer to Note 4 for additional details.

[2]	Represents working capital financing initially provided to Stornoway in 2019. The loan was fully repaid on April 29, 2022.

7. Investments

As at	September 30, 2022	December 31, 2021
Equity investment and warrants in Excelsior Mining Corp.[1]	$1,564	$4,571
Equity investment and warrants in Nevada Copper Corp.[2]	411	1,389
Equity investment and warrants in Steppe Gold Ltd.	425	604
Equity investment in GoldSpot Discoveries Corp.	-	4,711
Equity investment in Talon Metals Corp.	-	2,397
Other equity investments[3]	2,357	-
Total investments	$4,757	$13,672

[1]	Includes 13.8 million Excelsior common shares and 3.5 million common share purchase warrants of Excelsior Mining Corp.

[2]	Includes 2.5 million common shares and 1.5 million common share purchase warrants of Nevada Copper Corp.

[3]	Includes equity investments in private entities.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The change in fair value reported in the consolidated statements of income for the three months ended September 30, 2022 was a $522 loss (2021: $8,945 loss) and for the nine months ended September 30, 2022 was a $5,014 loss (2021: $10,846 loss). The fair value of the public equity investments is classified as level 1 of the fair value hierarchy because the main valuation inputs used are quoted prices in active markets, the fair value of the warrants is classified as level 2 because one or more of the significant inputs are based on observable market data, and the fair value of the private equity investments is classified as level 3 of the fair value hierarchy because the relevant observable inputs are not available. Refer to Note 12 for additional details.

8. Mineral interests

As at	September 30, 2022	December 31, 2021
Streaming Interests[1]	$1,005,884	$1,032,585
Royalty Interests[2]	197,108	192,648
Total mineral interests	$1,202,992	$1,225,233

[1]	Reflects addition of $354 for Nevada Copper Stream funding and depletion of $27,055.

[2]	Reflects addition of $14,208 related to the Beaufor and Sofia royalty acquisitions, disposal of $2,401 related to the Talon Royalty Buydown and depletion of $7,347.

9. Other assets

As at	September 30, 2022	December 31, 2021
Deferred charges – Credit Facility[1]	$2,837	$1,805
Right-of-use asset[2]	1,873	929
Leasehold improvements	283	354
Furniture and fixtures	38	58
Intangible asset	-	5
Total other assets	$5,031	$3,151

[1]	Represents costs associated with the issuance and amendment of the Credit Facility. These costs are being amortized as a component of interest over the life of the Credit Facility.

[2]	Represents the asset recognized under IFRS 16. It relates to a 7-year lease entered into by the Company for a term which commenced on October 1, 2018, further extended to December 31, 2029, and is being amortized over the remaining life of the lease.

10. Long-term debt

Revolving Credit Facility

On September 22, 2022, the Company extended the maturity of the $500,000 Credit Facility by four years, with a new maturity date of August 30, 2026 (the “Credit Facility”), and increased the uncommitted accordion from $100,000 to $200,000, for a total availability of up to $700,000.

The Credit Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. The Credit Facility is secured by the Company’s assets, present and future (including mineral interests and other assets).

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Advances under the Credit Facility can be drawn as follows:

•	Base rate loans with interest payable monthly at the greater of: (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada, plus between 0.75% and 1.75% per annum (December 31, 2021: 0.75% and 1.75% per annum) depending on the Company’s leverage ratio; or

•	Term benchmark loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of SOFR, plus between 1.75% and 2.75% per annum (December 31, 2021: LIBOR, plus 1.75% and 2.75% per annum), depending on the Company’s leverage ratio.

As at September 30, 2022, the Credit Facility remains undrawn. Finance costs, net for the three months ended September 30, 2022 were $262 (2021: $494) and for the nine months ended September 30, 2022 were $1,241 (2021: $5,071), including interest charges, the impact of the pay-fixed receive-float interest rate swap and standby fees. Standby fees range from 0.39% to 0.62% per annum (2021: 0.39% to 0.62% per annum) depending on the Company’s leverage ratio even if no amounts are outstanding under the Credit Facility. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios. As at September 30, 2022, all such ratios and requirements were met.

On April 30, 2020, the Company entered into a pay-fixed receive-float interest rate swap to hedge the LIBOR rate on $150,000 of the Credit Facility. The swap was terminated on May 28, 2021. Refer to Note 12 for additional details.

11. Operating Expenses by Nature1

	For the three months ended September 30		For the nine months ended September 30
	2022	2021	2022	2021
Employee costs[2,3]	$2,579	$2,827	$8,009	$5,787
Office, insurance and other expenses	1,002	791	2,780	1,280
Professional services[3]	647	435	1,945	1,112
Amortization	93	100	282	299
Total operating expenses	$4,321	$4,153	$13,016	$8,478

[1]	Includes general administration costs and business development costs.

[2]	Includes share-based compensation expense of $1,110 for the three months ended September 30, 2022 (2021: $1,038) and $3,676 for the nine months ended September 30, 2022 (2021: $1,385).

[3]	Certain costs have been presented within business development costs due to their nature.

12. Financial instruments

The Company’s financial instruments include cash and cash equivalents, amounts receivable (excluding sales taxes and prepayments), prepaid gold interest, investments, loans receivable, amounts payable and other liabilities and lease obligations.

The Company applies all of the requirements of IFRS 9 to its financial instruments. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition.

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment. The Company’s financial assets which are subject to credit risk include cash and cash equivalents, amounts receivable (excluding sales taxes and prepayments) and loans receivable. The amounts receivable (excluding sales taxes and prepayments) are carried at amortized cost and had a carrying value of $8,944 as at September 30, 2022 (December 31, 2021: $6,313). Considering the current turnover and credit risk associated with the amounts receivable (excluding sales taxes and prepayments) and loans receivable, the application of the expected credit loss model did not have a significant impact on the Company’s financial assets, because the Company determined that the expected credit losses on its financial assets were nominal.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

To provide an indication of the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 7 for additional details on investments that are measured at fair value.

The carrying value of amounts receivable (excluding sales taxes and prepayments), cash and cash equivalents, prepaid gold interest, investments, loans receivable, amounts payable and other liabilities, and long-term debt approximate their fair value. Financial assets and financial liabilities as at September 30, 2022 and December 31, 2021 were as follows:

As at September 30, 2022	FVTPL	Financial Assets at amortized cost	Financial Liabilities at amortized cost
Cash and cash equivalents	$-	$82,703	$-
Amounts receivable (excluding sales taxes and prepayments)	-	8,944	-
Investments and other financial assets	9,772	-	-
Loans receivable	-	10,868	-
Amounts payable and other liabilities	-	-	5,974
Total	$9,772	$102,515	$5,974

As at December 31, 2021	FVTPL	Financial Assets at amortized cost	Financial Liabilities at amortized cost
Cash and cash equivalents	$-	$40,672	$-
Amounts receivable (excluding sales taxes and prepayments)	-	6,313	-
Investments	13,672	-	-
Loans receivable	-	9,688	-
Amounts payable and other liabilities	-	-	3,866
Total	$13,672	$56,673	$3,866

Derivative Financial Instruments

On April 30, 2020, the Company entered into a pay-fixed receive-float interest rate swap (the “swap”) to hedge the LIBOR rate on $150,000 of its Credit Facility. The swap had been designated as a cash flow hedge, as it converted the floating rate debt to fixed. Through the swap, interest on $150,000 of the balance outstanding under the facility was fixed at 0.315% plus the applicable margin, depending on the Company’s leverage ratio. On May 28, 2021, the Company paid $297 to terminate the swap, in conjunction with partial repayment of the Credit Facility. As a result, the Company discontinued hedge accounting and released a loss of $297 ($218 loss net of tax) from accumulated other comprehensive income (“AOCI”).

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

13. Earnings per share - basic and diluted

	For the three months ended September 30
	2022		2021
	Basic	Diluted	Basic	Diluted
Net earnings	$12,815	$12,815	$5,128	$5,128
Weighted average shares outstanding	155,970,318	155,970,318	156,192,715	156,192,715
Earnings per share	$0.08	$0.08	$0.03	$0.03

	For the nine months ended September 30
	2022		2021
	Basic	Diluted	Basic	Diluted
Net earnings	$39,626	$39,626	$32,146	$32,146
Weighted average shares outstanding	156,003,665	156,003,665	145,284,500	145,284,500
Earnings per share	$0.25	$0.25	$0.22	$0.22

14. Share Capital

The Company is authorized to issue an unlimited number of common and preferred shares. At September 30, 2022, the share capital comprises 155,858,733 common shares with no par value.

For the three months ended September 30, 2022, the Company purchased 151,196 of its common shares under the NCIB for $1,759. For the nine months ended September 30, 2022, the Company purchased 178,004 of its common shares under the NCIB for $2,090.

In December 2021, in connection with the NCIB, the Company entered into an ASPP with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of its common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods.

Dividends

For the three and nine months ended September 30, 2022, we declared and paid dividends in United States dollars totaling $7,797 and $22,619, respectively (2021: $7,419). For the three and nine months ended September 30, 2022, no shares were issued from treasury for participation in the DRIP.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

15. Revenue

Revenue is comprised of the following:

	For the three months ended September 30		For the nine months ended September 30
	2022	2021	2022	2021
Streaming Interests
Silver	$10,605	$16,891	$39,159	$53,363
Gold	12,429	10,844	37,092	32,533
Other[1]	2,544	2,064	7,635	5,087
Royalty Interests	8,176	7,327	24,113	22,448
Total revenues	$33,754	$37,126	$107,999	$113,431

[1]	Refers to copper and diamonds.

Stream and royalty interest revenues were mainly earned from the following mineral interests:

	For the three months ended September 30		For the nine months ended September 30
	2022	2021	2022	2021
Streaming Interests
Cerro Lindo	$8,024	$13,427	$30,426	$43,721
Northparkes	5,351	7,632	18,561	20,025
Altan Tsagaan Ovoo	5,183	1,190	10,799	4,341
RBPlat	3,027	3,297	10,636	11,147
Renard	2,348	1,831	6,978	4,620
Buriticá	1,449	2,044	5,084	5,763
Other[1]	196	378	1,402	1,366
	$25,578	$29,799	$83,886	$90,983

Royalty Interests
Fosterville	$3,486	$4,397	$12,073	$12,732
Young-Davidson	1,266	1,346	4,202	3,861
Dargues	1,066	702	3,338	2,479
Other[2]	2,358	882	4,500	3,376
	$8,176	$7,327	$24,113	$22,448
Total revenues	$33,754	$37,126	$107,999	$113,431

[1]	Includes revenue from Gunnison and Pumpkin Hollow.

[2]	Includes revenue from Eagle River, East Timmins, Hemlo, Henty and Stawell.

16. Segment disclosure

The Company’s business is organized into one single operating segment, consisting of acquiring and managing precious metal and other high-quality streams and royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Geographic revenues from the sale of metals and diamonds received or acquired from streams and royalties are determined by the location of the mining operations giving rise to the stream or royalty interest.

For the three and nine months ended September 30, 2022 and 2021, stream and royalty revenues were mainly earned from the following jurisdictions:

Revenue by Geography

	For the three months ended September 30		For the nine months ended September 30
	2022	2021	2022	2021
Australia[1]	$10,519	$13,236	$36,149	$37,442
Peru[2]	8,024	13,427	30,426	43,721
Canada[3]	5,356	3,554	13,503	9,651
Mongolia[2]	5,183	1,190	10,799	4,341
South Africa[2]	3,027	3,297	10,636	11,147
Colombia[2]	1,449	2,044	5,084	5,763
United States[2]	196	378	1,402	1,366
Total revenues	$33,754	$37,126	$107,999	$113,431

[1]	Includes revenue from streams for the three months ended September 30, 2022 of $5,351 (2021: $7,632) and nine months ended September 30, 2022 of $18,561 (2021: $20,025), revenue from royalties for the three months ended September 30, 2022 of $5,168 (2021: $5,604) and nine months ended September 30, 2022 of $17,588 (2021: $17,417).

[2]	All revenue from streams.

[3]	Includes revenue from streams for the three months ended September 30, 2022 of $2,348 (2021: $1,831) and nine months ended September 30, 2022 of $6,978 (2021: $4,620), revenue from royalties for the three months ended September 30, 2022 of $3,008 (2021: $1,723) and nine months ended September 30, 2022 of $6,525 (2021: $5,031).

17. Subsequent events

Pumpkin Hollow (97.5% gold and silver stream)

Subsequent to quarter-end, Nevada Copper Corp. (“Nevada Copper”) signed its previously announced restart financing package in order to support the restart and ramp-up of the Pumpkin Hollow underground copper mine. As part of this financing package, Triple Flag provided $30,000 of funding, consisting of a payment of $26,200 for increasing the existing net smelter returns royalty on Nevada Copper’s open pit project from 0.7% to 2% and acceleration of the $3,800 remaining funding under the metal purchase and sale agreement. These payments will be recorded as mineral interests in the financial statements during the fourth quarter.